Exhibit 99.1

Syneron(TM) Receives FDA Clearance for Versatile Matrix RF(TM) Fractional Ablative Applicator

YOKNEAM, ISRAEL--(Marketwire - September 23, 2008) - Syneron™ Medical Ltd. (NASDAQ: ELOS), an innovator in the development, marketing and sales of elos™ combined-energy medical aesthetic devices, today received FDA clearance for the Matrix RF™ applicator for use in dermatological procedures requiring ablation and resurfacing of the skin. Today's FDA clearance follows Syneron's receipt last Thursday in Europe of CE mark clearance for the Matrix RF.

Matrix RF utilizes Syneron's radio frequency technology to provide effective ablation and resurfacing through fractional tissue heating at three ablation and resurfacing relative ratios. The tunable Matrix RF applicator is equipped with the SelectPulse™ to enable customization of the depth of ablation and degree of skin resurfacing based on individual patient needs. The Matrix RF applicator is the first bi-polar RF non-laser and non-light-based aesthetic device capable of creating tunable ablation/resurfacing impact, simulating the effects of common ablative/coagulative lasers used for a range of aesthetic applications.

"Through the introduction of Matrix RF and other devices capable of customizable treatments, Syneron is defining the next generation of fractional aesthetic treatment technology," said Syneron CEO Doron Gerstel. "As the first to introduce a bi-polar RF tunable fractional device for ablation and resurfacing, our physician partners benefit from both our investments in research and product development and our commitment to innovative treatments that will increase practice revenue."

According to Dr. Amy Taub, a board-certified dermatologist participating in U.S. clinical studies of the Matrix RF, "In my trials, I have found that Matrix RF results in a unique combination of skin rejuvenation, wrinkle reduction, skin tightening and even lifting with less downtime than traditional skin rejuvenating treatments. My patients are pleased with the fast, visible results of smoother, brighter and tighter skin, without having to sacrifice time from their busy schedules."

Matrix RF will be sold as an applicator add-on to all existing eLight™, eLaser™ and eMax™ platforms. The ergonomically designed hand piece will greatly increase ease-of-use for physicians performing the treatments. The Matrix RF will also feature a single-use disposable treatment tip. Each applicator comes with ten treatment tips at purchase. Treatments will most often be performed around the eyes, mouth and cheek, but can be performed on an entire face.

Matrix RF is the first bi-polar radio frequency-based device to treat skin in a method similar to fractional laser or light-based devices. Fractional lasers, as well as the Matrix RF, treat minute skin areas, leaving the surrounding untreated skin areas intact to act as healing reservoirs for the thermally damaged tissue. The undamaged tissue promotes quicker healing and ensures limited patient downtime while speeding the appearance of desired results. The benefit of the bi-polar radio frequency technology used in the Matrix RF is its thermal impact deep into the epidermis as well as into the dermis, while leaving the surface area more intact than with laser-based fractional technologies.

The Matrix RF is the second product in Syneron's series of fractional skin treatment devices, which currently includes the Matrix IR™, a device for non-ablative fractional treatments. For more information, please visit http://www.syneron.com.

About Syneron

Syneron Medical Ltd. (NASDAQ: ELOS) manufactures and distributes medical aesthetic devices that are powered by the proprietary, patented elos combined-energy technology of Bi-Polar Radio Frequency and Light. The Company's innovative elos technology provides the foundation for highly effective, safe and cost-effective systems that enable physicians to provide advanced solutions for a broad range of medical-aesthetic applications for facial and body shaping applications. Founded in 2000, the corporate, R&D, and manufacturing headquarters for Syneron Medical Ltd. is located in Israel. Syneron has offices and distributors throughout the world, including North American Headquarters in Canada, North American Logistics Support Center in Irvine, Calif., European Headquarters in Germany, and Asia-Pacific Headquarters in Hong Kong, which provide sales, service and support. Additional information can be found at http://www.syneron.com.

Syneron, the Syneron logo, elos, eLight, eLaser, eMax, Matrix RF, and Matrix IR are trademarks of Syneron Medical Ltd. and may be registered in certain jurisdictions. Elos (Electro-Optical Synergy) is a proprietary technology of Syneron Medical. All other names are the property of their respective owners.

For more information, please contact:
Judith Kleinman
VP Investor Relations
+972 (54) 646-1688
ir@syneron.com

Elin Nozewski
Airfoil PR for Syneron
248-304-1412
nozewski@airfoilpr.com